United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 26, 2024		Director of Investor Relations



BMO 33rd Global Metals & Mining Conference

Eduardo Bartolomeo

February 26th, 2024

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results, including without limitation: (i) the performance of certain assets on slide 9; (ii) information regarding projects on slides 11 and 12; and (iii) future production and cost performance on slide 13.

These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses. It include risks and uncertainties relating to the following: (a) the countries where we operate, especially Brazil, Canada and Indonesia; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

VALE

A new Vale is emerging...

US$ 2 bn cash drains removed through a consistent divestment program

- Coal assets in Australia
- Henan Longyu Energy Resources
- Fertilizer assets in Peru
- CSA
- VNC
- Fertilizer assets in Brazil
- Potash projects in Canada
- Mosaic
- Zhuhai YPM
- Biopalma
- Moatize & Nacala
- CSP
- Potássio Rio Colorado
- Manganese ferroalloy in Brazil
- MRN
- CSI
- Midwestern system

VALE

A new Vale is emerging...

A focused company with two unique and irreplicable businesses

Organizational redesign

Energy Transition Metals

Iron Ore Solutions

A solid performance in 2023

Iron ore production
(Mt)


308
321
2022
2023



- **Increased asset productivity and reliability**

Copper production
(kt)


253
327
2022
2023



- **Increased asset productivity and reliability combined with ramp-up of Salobo 3**

Nickel production
(kt)


179
165
2022
2023



- **A transition year for nickel**

Operational excellence as the cornerstone of business performance

- Safety Journey
- Iron Ore Operational Stability
- Iron Ore Growth and Quality
- Energy Transition Metals Transformation
- ESG Leadership (e.g. Reparation)

VALE

Operational excellence as the cornerstone of business performance

- Safety Journey
- **Iron Ore Operational Stability**
- **Iron Ore Growth and Quality**
- Energy Transition Metals Transformation
- ESG Leadership (e.g. Reparation)

VALE

Stepping into 2024 with stronger operational capabilities



Ponta da Madeira, MA, Brazil

Monthly iron ore output


Mt
Previous year
Current
Nov
Dec
Jan

+15%
Nov–Jan YoY

- Increased ore availability at the top of the pit
- Flooding prevention measures at the rail
- Low moisture ore stock for blending during the wet season

VALE

S11D: higher iron ore output through an enhanced operational model



ROM[1] mined
Mtpy


+10%
+30%
Pre-compact crushers & mining strategy
Current
Mid-term

- Enhanced orebody predictability
- Increased flexibility through hybrid mining approach
- New crushers to handle compact material

VALE

[1] Run-of-mine

Serra Norte: preserving baseline production in the world's largest iron ore mine

- De-bottlenecking the mine pit to improve ore access
- Enhanced waste movement enables near-mine ore access
- Dewatering efforts to access deeper ores
- Engineering improvements to increase asset reliability and productivity


ORE
WASTE

N4WS Pit
Serra Norte, Pará, Brazil

VALE

Developing low-cost capacity

+50 Mt

2026


+15 Mt

4Q24

78% Vargem Grande


+15 Mt

2H25

68% Capanema


+20 Mt

2H26

61% S11D

26% Crusher

US$ 45-60/t
Capital intensity

< US$ 20/ t
C1 cost at the port

VALE

Expanding access to high-grade feed: low capital-intensive, highly-accretive partnership with Anglo American

A win-win partnership with strong synergies


Vale's Serra da Serpentina deposits
Minas-Rio deposits
iron ore pipeline


22
24
26.5
>50
2022
2023
Capacity
Potential (w/ Serpentina)

3.8 Mtpy
15% Vale's share

Short-term access to high-quality feed

15 Mtpy
30% Vale's share[1]

Long-term expansion optionality

[1] Vale has an option to increase its share in Minas-Rio by 15% upon certain conditions.

VALE

At the turning point of an even greater Vale...

	2023	2026
Iron ore volumes	321 Mt	340–360 Mt
High-grade agglomerates	36 Mt	50–55 Mt
C1 costs	$22.3 per ton	<$20 per ton

- Stable baseline
- Capacity Growth
- Improved Quality

...with consistent value generation

VALE



Thank You